InoLife Technologies Inc.

May 21, 2010

US Securities and Exchange Commission
Division of Corporation Finance
Washington DC 20549

Re:	InoLife Technologies Inc.
Registration Statement on Form S-1
Filed February 25, 2010 as amended March 8, 2010 and April 20, 2010
File No. 333-165063

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended ("Rule 477"), the Company hereby applies for the immediate withdrawal of the above referenced Registration Statement together with all exhibits and amendments thereto.

The Company requests the withdrawal consistent with the comments of the Staff contained in the letter to the Company dated April 26, 2010.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement. Accordingly, the Registrant requests an order granting the withdrawal of the Registration Statement be issued by the Commission effective as of the date hereof or at the earliest practicable date hereafter.

Very Truly Yours,

By:	/s/ Gary Berthold
Gary Berthold
Chief Executive Officer
InoLife Technologies, Inc.